UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66146/January 12, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14661

In the Matter of

RAMCO ENERGY PLC	:
(n/k/a SEAENERGY PLC),	:
RTI, INC.,	:
RTICA CORP.,	:
RUNCORP, INC. (f/k/a REMOTE UTILITIES	:
NETWORK, INC.),	:
SOURCE SCIENTIFIC, INC.,	:
SPECTACULAR ATTRACTIONS, INC.,	:
SPECTRACOM, INC.,	:
SPORTSCO, INC., and	:
STATIONMATE, INC. (n/k/a OXYSURE, INC.)	:

:

ORDER MAKING FINDINGS AND
REVOKING REGISTRATION BY
DEFAULT AS TO SPECTACULAR
ATTRACTIONS, INC., AND
CANCELING PREHEARING
CONFERENCE

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on December 13, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). A telephonic prehearing conference as to Spectacular Attractions, Inc. (Spectacular), is currently scheduled for January 31, 2012.

On January 5, 2012, the Division of Enforcement (Division) filed a Motion for Default Against Spectacular (Motion) and Brief in Support of Motion, with two exhibits attached thereto.[1] The Motion states that the Division has taken all reasonable and appropriate steps to notify Spectacular of this proceeding, requests that a default judgment be entered against Spectacular for failing to file an Answer to the OIP, and requests that each class of Spectacular's registered securities be revoked.

In an e-mail to the Division dated January 11, 2012, John Cumming, the last CEO of Spectacular, acknowledged receipt of the OIP and represented that Spectacular does not object to the revocation of its registered securities.

Spectacular is in default for failing to file an Answer to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

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[1] Exhibit 1 is the process server's Declaration of Service, stating that the server was unable to obtain personal service on Spectacular. Exhibit 2 is the U.S. Postal Service tracking sheet, indicating that mail service was attempted on Spectacular on December 20, 2011.

Spectacular (CIK No. 1139529) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Spectacular is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F registration statement on May 1, 2001, which reported a deficit of $2,372 from the company's December 3, 1999, organization to November 30, 2000.

In addition to repeated failures to file timely periodic reports, Spectacular failed to heed the delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through the failure to maintain a valid address on file with the Commission as required by rule, did not receive such letter.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Spectacular Attractions, Inc., is hereby REVOKED.

IT IS FURTHER ORDERED THAT the currently scheduled telephonic prehearing conference as to Spectacular Attractions, Inc., on January 31, 2012, is CANCELED.

SO ORDERED.

_____
Cameron Elliot
Administrative Law Judge